UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Archie Bennett, Jr.

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 980-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Archie Bennett, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 806,782

	8	Shared Voting Power 0

	9	Sole Dispositive Power 756,782

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 806,782

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)

13	Percent of Class Represented by Amount in Row (11) 25.3%(2)

14	Type of Reporting Person IN

(1) Excludes 8,163 shares of Common Stock reserved for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(2) Based on 2,469,457 shares of Common Stock outstanding as of March 6, 2019, as reflected in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2019 plus 714,286 shares of Common Stock issuable upon conversion of the 4,000,000 shares of Series B Preferred Stock (as defined below) that were issued in connection with the Transactions described elsewhere in this Schedule 13D plus the Units (as defined below).

(3) For estate planning purposes, 280,000 Series B Preferred Shares (convertible into 50,000 of Common Stock) were placed into irrevocable trusts over which the trustee does not have dispositive power until after the Issuer redeems the Series B Preferred Stock pursuant to the Call Option.

Explanatory Note

This Amendment No. 1 on Schedule 13D (the “Amendment”) amends the Schedule 13D dated August 8, 2018, (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”), and is being filed by Archie Bennett, Jr. (the “Reporting Person”).  Capitalized terms used but not defined in this amendment shall have the meaning set forth in the Original Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 4.         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

This Amendment is being filed by the Reporting Person to reflect the transfer by the Reporting Person to certain trusts of 280,000 shares of Series B Preferred Stock (as defined below) on December 31, 2018, in connection with the Reporting Person’s estate planning. The shares of Series B Preferred Stock transferred from the Reporting Person are exercisable (at an exercise price of $140 per share) into an aggregate of approximately 50,000 shares of Common Stock.

In addition to maintaining the holdings reported in this Amendment, the Reporting Person is the father of Mr. Monty J. Bennett (“Mr. Bennett”). Mr. Bennett is the Chief Executive Officer of the Issuer and the Chairman of the Board of Directors of the Issuer.  Mr. Bennett is also the Chairman of the Board of Directors of two publicly traded companies, each of which is advised by the Issuer, Ashford Hospitality Trust, Inc. (of which the Reporting Person is Chairman Emeritus) and Braemar Hotels & Resorts Inc.  Mr. Bennett is also the Chief Executive Officer of Remington Holdings, L.P., a Delaware limited partnership (“Remington”), which owns Remington Lodging & Hospitality, LLC, a Delaware limited liability company (“Remington Lodging”), a property management company.  Remington is wholly owned by the Reporting Person and Mr. Bennett.  Remington Lodging previously owned a project management business that was acquired by the Issuer in August 2018.  The Reporting Person has from time to time engaged in discussions with the Issuer regarding the Issuer’s potential interest in certain other assets owned by Remington, including Remington Lodging’s property management business, and intends to continue to do so.  The Reporting Person may also engage in discussions with the Issuer, its management and board of directors (or independent directors), other stockholders of the Issuer and other interested parties that may relate to the business, operations, assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Issuer.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and the board of directors (or independent directors), other stockholders of the Issuer and other interested parties.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments issued by or relating to the Issuer or selling some or all of his beneficial or economic holdings relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

Items 5(a), (b) and (d) of the Original Schedule 13D are hereby amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 91,841 shares of Common Stock, (b) 654.3 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”) and (c) 714,286 shares of common stock issuable upon conversion of the Series B Preferred Stock, held directly or indirectly by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 806,782 shares of Common Stock (including (x) 654.3 Units and (y) 714,286 shares of Common Stock issuable upon conversion of the Series B Preferred Stock), representing approximately 25.3% of the Issuer’s outstanding Common Stock. The securities are held as follows:

(i) 38,115 shares of Common Stock, 152.7 Units and 3,720,000 shares of Series B Preferred Stock are held directly by the Reporting Person;

(ii) 280,000 shares of Series B Preferred Stock are held in trusts for the benefit of family members and one other beneficiary whereby the trustee cannot dispose of the shares until after the Issuer exercises the Call Option; and

(iii) 53,726 shares of Common Stock and 501.6 Units are held indirectly by the Reporting Person through 1080 Partners, LP.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Common Stock identified in response to Item 5(a) above. Until August 8, 2023 (five year anniversary of the Effective Date), the Reporting Person is required to vote his shares of Common Stock in excess of 25% of the combined voting power of all of the outstanding voting securities of the Issuer in the same proportion as the unaffiliated stockholders of the Issuer vote their shares of Common Stock.

On December 31, 2018, for estate-planning purposes, 80,000 shares of Series B Preferred Stock were moved to two trusts for which the Reporting Person serves as the trustee and an additional 200,000 shares of Series B Preferred Stock were moved to five trusts for which the Reporting Person does not serve as trustee.  The Reporting Person retains voting power over all of the shares of Series B Preferred Stock pursuant to the Investor Rights Agreement.  The respective trustee for each trust is not permitted to dispose of the Series B Preferred Stock until after the Issuer redeems the shares of Series B Preferred Stock pursuant to the Call Option.

(d) Certain Rights of Other Persons.  On December 31, 2018, for estate-planning purposes, 280,000 shares of Series B Preferred Stock held by the Reporting Person were transferred from the Reporting Person to certain trusts for the benefit of the Reporting Person’s family members and one other beneficiary.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

By:	/s/ Archie Bennett, Jr.
Archie Bennett, Jr.